UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )*

Estre Ambiental, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G3206V100

(CUSIP Number)

Sonia Gardner

c/o SSG Acquisitions, LLC

11 West 42nd Street, 9th Floor

New York, New York 10036

212-850-7500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3206V100		SCHEDULE 13D

1	Name of Reporting Persons Sonia Gardner

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,058,764

	8	Shared Voting Power 0

	9	Sole Dispositive Power 15,058,764

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Person 15,058,764

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5(a)) 30.0%

14	Type of Reporting Person IN

CUSIP No. G3206V100		SCHEDULE 13D

1	Name of Reporting Persons SSG Acquisitions, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 14,188,600

	8	Shared Voting Power 0

	9	Sole Dispositive Power 14,188,600

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Person 14,188,600

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5(a)) 28.7%

14	Type of Reporting Person OO

CUSIP No. G3206V100	SCHEDULE 13D

Item 1.         Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of Estre Ambiental, Inc., a Cayman Islands exempted company (the “Issuer”). The principal executive offices of the Issuer are located at 4509, Avenida Brigadeiro Faria Lima, 8th Floor, Vila Olímpia, São Paulo 04538-133—SP Brazil.

Item 2.         Identity and Background.

(a)         This Schedule 13D is filed by Sonia Gardner and SSG Acquisitions, LLC, a Delaware limited liability company (“SSG”) (collectively, the “Reporting Persons”).

(b)         The principal business address of the Reporting Persons is 11 West 42nd Street, 9th Floor, New York, New York 10036.

(c)          Ms. Gardner is the sole member of SSG. The principal business of SSG is purchasing, holding and selling securities for investment purposes. SSG’s principal business address is 11 West 42nd Street, 9th Floor, New York, New York 10036.

(d)         During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f)           Ms. Gardner is a citizen of the United States of America. SSG was formed under Delaware law.

Item 3.         Source and Amount of Funds or Other Consideration.

On December 31, 2019, SSG, Avenue Boulevard Co-Investment Vehicle, LLC (“Avenue Boulevard Vehicle”) and the members of Avenue Boulevard Vehicle entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”), pursuant to which Avenue Boulevard Vehicle sold to SSG 10,440,000 Ordinary Shares and 3,748,600 warrants to purchase Ordinary Shares (“Warrants”), each Warrant exercisable for one Ordinary Share at a price of $11.50 per share, for an aggregate purchase price of $1,000. Funds for such purchase price were derived from available working capital of SSG.

On February 22, 2018, Boulevard Acquisition Sponsor II, LLC (“Boulevard Sponsor”) distributed for no consideration to Ms. Gardner, as member of Boulevard Sponsor, (i) 437,502 Warrants, each Warrant exercisable for one Ordinary Share at a price of $11.50 per share, (ii) 432,662 Class B shares of the Issuer, par value $0.0001 per share (“Class B Shares”), and (iii) 432,662 shares of Class B common stock of Estre USA Inc. (formerly known as Boulevard Acquisition Corp. II) (“Estre USA”), par value $0.0001 per share (“Class B Common Stock”).

CUSIP No. G3206V100	SCHEDULE 13D

Item 4.         Purpose of Transaction.

Securities Purchase Agreement

On December 31, 2019, SSG, Avenue Boulevard Vehicle and the members of Avenue Boulevard Vehicle entered into the Securities Purchase Agreement, pursuant to which Avenue Boulevard Vehicle sold to SSG 10,440,000 Ordinary Shares and 3,748,600 Warrants, each Warrant exercisable for one Ordinary Share at a price of $11.50 per share, for an aggregate purchase price of $1,000. SSG acquired such securities for investment purposes.

Boulevard Sponsor Distribution

On February 22, 2018, Boulevard Sponsor distributed for no consideration to Ms. Gardner, as member of Boulevard Sponsor, (i) 437,502 Warrants, each Warrant exercisable for one Ordinary Share at a price of $11.50 per share, (ii) 432,662 Class B Shares, and (iii) 432,662 shares of Class B Common Stock.

Exchange and Support Agreement

Pursuant to the terms of an Exchange and Support Agreement (the “Exchange and Support Agreement”), by and among the Issuer, Estre USA and the holders of Class B Common Stock, such holders are entitled to exchange their shares of Class B Common Stock for Ordinary Shares (on a share-for-share basis) and, upon such exchange, an equal number of Class B Shares held by the exchanging shareholder will be automatically surrendered to the Issuer for no consideration. The Class B Shares provide for voting rights only and no economic rights. Ms. Gardner became a party to the Exchange and Support Agreement pursuant to a Joinder Agreement (the “Joinder Agreement”) with the Issuer and Estre USA, dated as of February 22, 2018.

Warrant Agreement

The Warrants are governed by the terms of the Warrant Agreement (the “Warrant Agreement”), dated as of September 21, 2015, by and between Estre USA and Continental Stock Transfer & Trust Company (“Continental”), as amended by that certain Assignment, Assumption and Amendment Agreement (the “Warrant Agreement Amendment”), by and among Estre USA, the Issuer and Continental. Each Warrant entitles the registered holder to purchase one Ordinary Share at a price of $11.50 per share, subject to adjustment as described therein, and will expire at 5:00 p.m., New York City time, on December 21, 2022 or earlier upon redemption or liquidation. The Warrants initially held by Boulevard Sponsor (“Sponsor Warrants”) are not redeemable by the Issuer so long as they are held by Boulevard Sponsor’s permitted transferees.

Registration Rights Agreement

Certain security holders are party to a Registration Rights and Lock-Up Agreement (the “Registration Rights Agreement”), dated as of December 21, 2017, with the Issuer. Pursuant to the Registration Rights Agreement, the holders of at least 15% of (i) the Ordinary Shares (a) set forth on the Schedule (the “Schedule”) to the Registration Rights Agreement (including Ordinary Shares issuable in exchange for shares of Class B Common Stock), and (b) issuable pursuant to the exercise of the Sponsor Warrants set forth on the Schedule, and (ii) the Sponsor Warrants set forth on the Schedule, and all Ordinary Shares issued to any holder with respect to such securities by way of any share split, share dividend or other distribution, recapitalization, share exchange, share reconstruction, amalgamation, contractual control arrangement or similar event (collectively the “Registrable Securities”) shall be

CUSIP No. G3206V100	SCHEDULE 13D

entitled to require the Issuer, at any time and from time to time, to register at least 15% of the then outstanding number of Registrable Securities. In addition, the holders of the Registrable Securities have “piggy-back” and Form F-3 registration rights. Ms. Gardner became a party to the Registration Rights Agreement pursuant to an Addendum Agreement (the “Addendum Agreement”) with the Issuer, dated as of February 22, 2018.

The foregoing summary of certain terms of each of the Securities Purchase Agreement, the Exchange and Support Agreement, the Joinder Agreement, the Warrant Agreement, the Warrant Agreement Amendment, the Registration Rights Agreement, and the Addendum Agreement is not complete and is qualified in its entirety by reference to the full text of each of such documents, which are referenced as Exhibits 1–7 to this Schedule 13D.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Ordinary Shares or selling some or all of their Ordinary Shares, Warrants or Class B Common Stock, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer.

(a)         As described in Item 4, Ms. Gardner may be deemed the beneficial owner of 15,058,764 Ordinary Shares and SSG may be deemed the beneficial owner of 14,188,600 Ordinary Shares, representing approximately 30.0% and 28.7%, respectively, of the total Ordinary Shares issued and outstanding, calculated based upon 45,636,732 Ordinary Shares outstanding as of December 31, 2018 as disclosed in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 15, 2019.

(b)         Ms. Gardner has the sole power to (i) vote or direct the voting and (ii) dispose or direct the disposition of the 437,502 and 432,662 Ordinary Shares underlying the Warrants and the shares of Class B Common Stock, respectively, distributed to Ms. Gardner by Boulevard Sponsor. As sole member of SSG, Ms. Gardner has the sole power to (i) vote or direct the voting and (ii) dispose or direct the disposition of the 10,440,000 Ordinary Shares and 3,748,600 Ordinary Shares underlying the Warrants held by SSG.

(c)          Other than the transactions described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in the Ordinary Shares in the past 60 days.

(d)         As of the date of this Schedule 13D, no person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares covered by this Schedule 13D.

(e)          Not applicable.

CUSIP No. G3206V100	SCHEDULE 13D

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the agreements described in Item 4 and relationships described in Item 2, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.         Material to be Filed as Exhibits.

1

Securities Purchase Agreement, dated as of December 31, 2019, by and among SSG Acquisitions, LLC, Avenue Boulevard Co-Investment Vehicle, LLC and the members of Avenue Boulevard Co-Investment Vehicle, LLC.*

2

Exchange and Support Agreement, dated as of December 21, 2017, by and among the Issuer, Estre USA Inc. and the holders of Class B Common Stock (incorporated by reference to Exhibit 4.2 to the Issuer’s Form F-1 (File No. 333-222678) filed with the Securities and Exchange Commission on January 24, 2018).

3	Joinder Agreement, dated as of February 22, 2018, by and among Sonia Gardner, Estre USA Inc. and the Issuer.*

4

Warrant Agreement, dated as of September 21, 2015, by and between Estre USA Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.3 to the Issuer’s Form F-1 (File No. 333-222678) filed with the Securities and Exchange Commission on January 24, 2018).

5

Assignment, Assumption and Amendment Agreement, dated as of December 21, 2017, by and among Estre USA Inc., Continental Stock Transfer & Trust Company and the Issuer (incorporated by reference to Exhibit 4.4 to the Issuer’s Form F-1 (File No. 333-222678) filed with the Securities and Exchange Commission on January 24, 2018).

6

Registration Rights and Lock-Up Agreement, dated December 21, 2017, by and among the Issuer and certain security holders (incorporated by reference to Exhibit 4.1 to the Issuer’s Form F-1 (File No. 333-222678) filed with the Securities and Exchange Commission on January 24, 2018).

7	Addendum Agreement, dated as of February 22, 2018, by and among Sonia Gardner and the Issuer.*

8	Joint Filing Agreement, dated as of January 10, 2020, between the Reporting Persons.*

* Filed herewith.

CUSIP No. G3206V100	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 10, 2020

SSG ACQUISITIONS, LLC

By:	/s/ Sonia Gardner
	Name:	Sonia Gardner
	Title:	Member

/s/ Sonia Gardner
Name: Sonia Gardner